

02019865

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden
hours per response . . . 12.00



RECD S.E.C.

MAR 1 2002

628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Holly Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Schellenger Avenue
                          (No. and Street)

Wildwood   New Jersey   08260
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Osborne   (609) 522-2496
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Brian G. DeWinne, Certified Public Accountant
              (Name — if individual, state last, first, middle name)

      1882 W. Landis Avenue   Vineland   New Jersey   08360
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 1 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____ Jane Osborne _____, swear (or affirm) that, to t[l]
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [of]

_____ Holly·Securities, Inc. _____, as [of]

_____ February 20 _____, ~~19~~ 200,2 are true and correct. I further swear (or affirm) that neither the compa[ny]
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of]
a customer, except as follows:

NONE

_____

_____

_____

_____ _____
                                    Jane Osborne
                                     Signature

                          ~~President~~ TREAS.
                                       Title

_____
Notary Public

NOTARY PUBLIC of NEW JERSEY
My Commission Expires Sept. 11, 2002

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t[he]
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con
      solidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II ⌐11⌐

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO. 8-16919 ⌐14⌐
Holly Securities, Inc. ⌐13⌐	FIRM ID. NO. 22-1948639 ⌐15⌐
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
100 W. Schellenger Avenue ⌐20⌐ (No. and Street)	01/01/01 ⌐24⌐ AND ENDING (MM/DD/YY)
Wildwood ⌐21⌐ New Jersey ⌐22⌐ 08260 ⌐23⌐ (City) (State) (Zip Code)	12/31/01 ⌐25⌐

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)—Telephone No.

Jane Osborne ⌐30⌐   (609) 522-2496 ⌐31⌐

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT.   OFFICIAL USE

None ⌐32⌐   ⌐33⌐

⌐34⌐   ⌐35⌐

⌐36⌐   ⌐37⌐

⌐38⌐   ⌐39⌐

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all amended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____20th_____ day of _____February___ XX 2002
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____Jane Osborne_____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

| BROKER OR DEALER | Holly Securities, Inc. | N 2 | | | 100 |

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/01 | 99 |

SEC FILE NO. 8-16919 | 98 |

Consolidated ☐ | 198 |
Unconsolidated ☐ | 199 |

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 343,609	200			$ 343,609	750
2. Cash segregated in compliance with federal and other regulations	160,000	210			160,000	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	8,952	220			8,952	
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	4,639	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts.................		330		580		
C. Allowance for doubtful accounts.........	( )	335	( )	590	4,639	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   Holly Securities, Inc.   as of _____ 12/31/01 _____

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants .... $	[410]		
F. Options	[420]		
G. Arbitrage..........................	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440] $	[610]	[860]
9. Other investments not readily marketable:			
A. At Cost ..$ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities ..$ [150]			
B. Other ....$ [160]	[460]	[630]	[880]
11. Secured demand notes— market value of collateral:			
A. Exempted securities ..$ [170]			
B. Other ....$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value..... $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[91]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	[680]	[920]
15. Other Assets:			
A. Dividends and interest receivable........	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	[720]	[93]
16. TOTAL ASSETS .... $	517,200 [540] $	[740]	$ 517,200 [94]

OMIT PENNI(

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ ⎣1030⎦	$ ⎣1240⎦	$ ⎣1460⎦
B. Other	⎣1040⎦	⎣1250⎦	⎣1470⎦
18. Securities sold under repurchase agreements		⎣1260⎦	⎣1480⎦
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	48,380 ⎣1050⎦	⎣1270⎦	48,380 ⎣1490⎦
2. Other	⎣1060⎦	⎣1280⎦	⎣1500⎦
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	⎣1070⎦		⎣1510⎦
2. Other	⎣1080⎦	⎣1290⎦	⎣1520⎦
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	⎣1090⎦		⎣1530⎦
2. Other	⎣1095⎦	⎣1300⎦	⎣1540⎦
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	⎣1100⎦		⎣1550⎦
2. Other	⎣1105⎦	⎣1310⎦	⎣1560⎦
E. Other	⎣1110⎦	⎣1320⎦	⎣1570⎦
20. Payable to customers:			
A. Securities accounts - including free credits of $ ⎣950⎦	⎣1120⎦		⎣1580⎦
B. Commodities accounts	⎣1130⎦	⎣1330⎦	⎣1590⎦
21. Payable to non customers:			
A. Securities accounts	⎣1140⎦	⎣1340⎦	⎣1600⎦
B. Commodities accounts	⎣1150⎦	⎣1350⎦	⎣1610⎦
22. Securities sold not yet purchased at market value - including arbitrage of $ ⎣960⎦		⎣1360⎦	⎣1620⎦
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	⎣1160⎦		⎣1630⎦
B. Accounts payable	⎣1170⎦		⎣1640⎦
C. Income taxes payable	⎣1180⎦		⎣1650⎦
D. Deferred income taxes		⎣1370⎦	⎣1660⎦
E. Accrued expenses and other liabilities	⎣1190⎦		⎣1670⎦
F. Other	⎣1200⎦	⎣1380⎦	⎣1680⎦

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

/76

BROKER OR DEALER	Holly Securities, Inc.	as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities •	Non-A.I. Liabilities •	Total
24. Notes and mortgages payable:			
A. Unsecured	$ ____ 1210		$ ____ 1690
B. Secured	▼ ____ 1211	$ ____ 1390	____ 1700
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		____ 1400	____ 1710
1. from outsiders $ ____ 970			
2. Includes equity subordination (15c3-1 (d)) of $ ____ 980			
B. Securities borrowings, at market value; from outsiders $ ____ 990		____ 1410	____ 1720
C. Pursuant to secured demand note collateral agreements;		____ 1420	▼ ____ 1730
1. from outsiders $ ____ 1000			
2. Includes equity subordination (15c3-1 (d)) of $ ____ 1010			
D. Exchange memberships contributed for use of company at market value		▼ ____ 1430	____ 1740
E. Accounts and other borrowings not qualified for net capital purposes	____ 1220	____ 1440	____ 1750
26. TOTAL LIABILITIES	$ 48,380 1230	$ ____ 1450	$ 48,380 1760

Ownership Equity

		Total
27. Sole proprietorship		$ ____ 1770
28. Partnership-limited partners $ ____ 1020		____ 1780
29. Corporation:		
A. Preferred stock		____ 1791
B. Common stock		▼ 205,000 1792
C. Additional paid-in capital		____ 1793
D. Retained earnings		263,820 1794
E. Total		468,820 1795
F. Less capital stock in treasury		(____) 1796
30. TOTAL OWNERSHIP EQUITY		$ 468,820 1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 517,200 1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Holly Securities, Inc.	as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800) . . . . $ 468,820 | 3480 |
2. Deduct Ownership equity not allowable for net capital . . . . ( ) | 3490 |
3. Total ownership equity qualified for net capital . . . . 468,820 | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital . . . . | 3520 |
   B. Other (deductions) or allowable credits (List) . . . . ▼ | 3525 |
5. Total capital and allowable subordinated liabilities . . . . $ 468,820 | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Note B and C) . . . . $ _____ | 3540 |
      1. Additional charges for customers' and
         non-customers' security accounts . . . . _____ | 3550 |
      2. Additional charges for customers' and
         non-customers' commodity accounts . . . . _____ | 3560 |
   B. Aged fail-to-deliver: . . . . _____ | 3570 |
      1. Number of items . . . . ▼ 29 _____ | 3450 |
   C. Aged short security differences-less
      reserve of . . . . $ _____ | 3460 | ▼ _____ | 3580 |
      number of items . . . . _____ | 3470 |
   D. Secured demand note deficiency . . . . _____ | 3590 |
   E. Commodity futures contracts and spot commodities
      proprietary capital charges . . . . _____ | 3600 |
   F. Other deductions and/or charges . . . . _____ | 3610 |
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) . . _____ | 3615 |
   H. Total deductions and/or charges . . . . ( ) | 3620 |
7. Other additions and/or allowable credits (List) . . . . _____ | 3630 |
8. Net Capital before haircuts on securities positions . . . . $ 468,820 | 3640 |
9. Haircuts on securities: (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments . . . . _____ | 3660 |
   B. Subordinated securities borrowings . . . . _____ | 3670 |
   C. Trading and Investment securities:
      1. Bankers' acceptances, certificates of deposit
         and commercial paper . . . . ▼ 31 _____ | 3680 |
      2. U.S. and Canadian government obligations . . . . _____ | 3690 |
      3. State and municipal government obligations . . . . _____ | 3700 |
      4. Corporate obligations . . . . _____ | 3710 |
      5. Stocks and warrants . . . . _____ | 3720 |
      6. Options . . . . _____ | 3730 |
      7. Arbitrage . . . . _____ | 3732 |
      8. Other securities . . . . ▼ 32 _____ | 3734 |
   D. Undue concentration . . . . _____ | 3650 |
   E. Other (list) . . . . _____ | 3736 | ( ) | 3740 |
10. Net Capital . . . . $ 468,820 | 3750 |

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 3,227 | 3756 |

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ 250,000 | 3758 |

13. Net capital requirement (greater of line 11 or 12) .... $ 250,000 | 3760 |

14. Excess net capital (line 10 less 13) .... $ 218,820 | 3770 |

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 463,982 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 48,380 | 3790 |

17. Add:

   A. Drafts for immediate credit .... $ | 3800 |

   B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ | 3810 |

   C. Other unrecorded amounts (List) .... $ | 3820 | $ | 3830 |

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)) .... $ | 3838 |

19. Total aggregate indebtedness .... $ 48,380 | 3840 |

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % .10 | 3850 |

21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals

   (line 19 ÷ by line 10 less Item 4880 page 11) .... % | 3853 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ | 3870 |

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ | 3880 |

24. Net capital requirement (greater of line 22 or 23) .... $ | 3760 |

25. Excess net capital (line 10 less 24) .... $ | 3910 |

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) .... % | 3851 |

27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits

   (line 10 less Item 4880 page 11 ÷ by line 17 page 8) .... % | 3854 |

28. Net capital in excess of:

   5% of combined aggregate debit items or $120,000 .... $ | 3920 |

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % | 3860 |

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under

   Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % | 3852 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions In listed equity securities executed on an exchange .... $ | | 3935
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter .... | | 3937
   c. Commissions on listed option transactions .... | | 3938
   d. All other securities commissions .... | 99,860 | 3939
   e. Total securities commissions .... | 99,860 | 3940

2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities .... | | 3941
      i. Includes gains or (losses) OTC market making in exchange listed equity securities _____ | 3943 |
   b. From trading In debt securities .... | | 3944
   c. From market making in options on a national securities exchange .... | | 3945
   d. From all other trading .... | | 3949
   e. Total gains or (losses) .... | | 3950

3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) .... | 4235 |
   b. Includes unrealized gains (losses) .... | 4236 |
   c. Total realized and unrealized gains (losses) .... | | 3952

4. Profits or (losses) from underwriting and selling groups .... | | 3955
   a. Includes underwriting income from corporate equity securities .... | 4237 |

5. Margin interest .... | | 3960
6. Revenue from sale of investment company shares .... | | 3970
7. Fees for account supervision, investment advisory and administrative services .... | | 3975
8. Revenue from research services .... | | 3980
9. Commodities revenue .... | | 3990
10. Other revenue related to securities business .... | | 3985
11. Other revenue .... | 24,144 | 3995
12. Total revenue .... $ | 124,004 | 4030

EXPENSES

13. Registered representatives' compensation .... $ | | 4110
14. Clerical and administrative employees' expenses .... | | 4040
15. Salaries and other employment costs for general partners, and voting stockholder officers .... | | 4120
    a. Includes interest credited to General and Limited Partners capital accounts .... | 4130 |
16. Floor brokerage paid to certain brokers (see definition) .... | | 4055
17. Commissions and clearance paid to all other brokers (see definition) .... | 18,549 | 4145
18. Clearance paid to non-brokers (see definition) .... | | 4135
19. Communications .... | | 4060
20. Occupancy and equipment costs .... | 96,353 | 4080
21. Promotional costs .... | | 4150
22. Interest expense .... | | 4075
    a. Includes Interest on accounts subject to subordination agreements .... | 4070 |
23. Losses in error account and bad debts .... | | 4170
24. Data processing costs (including service bureau service charges) .... | | 4186
25. Non-recurring charges .... | | 4190
26. Regulatory fees and expenses .... | | 4195
27. Other expenses .... | 3,404 | 4100
28. Total expenses .... $ | 118,306 | 4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... $ | 5,698 | 4210
30. Provision for Federal income taxes (for parent only) .... | 855 | 4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... | | 4222
    a. After Federal income taxes of .... | 4238 |
32. Extraordinary gains (losses) .... | | 4224
    a. After Federal income taxes of .... | 4239 |
33. Cumulative effect of changes in accounting principles .... | | 4225
34. Net income (loss) after Federal income taxes and extraordinary items .... $ | 4,843 | 4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items.............. $ | (306) | 4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers'
   security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $ _____ | 4340 |
2. Monies borrowed collateralized by securities carried for the accounts
   of customers (see Note B) .... _____ | 4350 |
3. Monies payable against customers' securities loaned (see Note C) .... _____ | 4360 |
4. Customers' securities failed to receive (see Note D) .... 48,380 | 4370 |
5. Credit balances in firm accounts which are attributable to
   principal sales to customers .... _____ | 4380 |
6. Market value of stock dividends, stock splits and similar distributions
   receivable outstanding over 30 calendar days .... _____ | 4390 |
7. **Market value of short security count differences over 30 calendar days old .... _____ | 4400 |
8. **Market value of short securities and credits (not to be offset by longs or by
   debits) in all suspense accounts over 30 calendar days .... _____ | 4410 |
9. Market value of securities which are in transfer in excess of 40 calendar days
   and have not been confirmed to be in transfer by the transfer agent or
   the issuer during the 40 days .... _____ | 4420 |
10. Other (List) .... _____ | 4425 |
11. TOTAL CREDITS .... $ 48,380 | 4430 |

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured
    accounts and accounts doubtful of collection net of deductions pursuant to
    Note E, Exhibit A, Rule 15c3-3 .... $ 4,639 | 4440 |
13. Securities borrowed to effectuate short sales by customers and
    securities borrowed to make delivery on customers'
    securities failed to deliver .... _____ | 4450 |
14. Failed to deliver of customers' securities not older than 30 calendar days ...... 8,952 | 4460 |
15. Margin required and on deposit with the Options
    Clearing Corporation for all option contracts
    written or purchased in customer accounts (See Note F) .... _____ | 4465 |
16. Other (List) .... _____ | 4469 |
17. **Aggregate debit items .... $ 13,591 | 4470 |
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) .... ( ) | 4471 |
19. **TOTAL 15c3-3 DEBITS .... $ 13,591 | 4472 |

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ 0 | 4480 |
21. Excess of total credits over total debits (line 11 less line 19) .... 34,789 | 4490 |
22. If computation permitted on a monthly basis, enter 105% of
    excess of total credits over total debits .... 36,528 | 4500 |
23. Amount held on deposit in "Reserve Bank Account(s)", including
    value of qualified securities, at end of reporting period...................... 160,000 | 4510 |
24. Amount of deposit (or withdrawal) including
    $ _____ | 4515 | value of qualified securities .... | 4520 |
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including
    $ _____ | 4525 | value of qualified securities .... $ | 4530 | / 4540 |
26. Date of deposit (MMDDYY) ....

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily _____ | 4332 | Weekly _____ | 4333 | Monthly ___X___ | 4334 |

**In the event the Net Capital Requirement is computed under the alternative method this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... ▾ _____ | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... _____ | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ▾ _____ | 4335 | _____ | 4570 |

D. (k) (3)—Exempted by order of the Commission .... _____ | 4580 |

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ___ None ___ | 4586 |

   A. Number of Items .... ___ None ___ | 4587 |

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ___ None ___ | 4588 |

   A. Number of Items .... ▾ ___ None ___ | 4589 |

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes _____ | 4584 | No _____ | 4585 |

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

N/A

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... $ _____ 7010
   B. Securities (at market) .... _____ 7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... _____ 7030
3. Exchange traded options:
   A. Add: Market Value of open option contracts purchased on a contract market .... _____ 7032
   B. Deduct: Market Value of open option contracts granted (sold) on a contract market .... (_____) 7033
4. Net equity (deficit) (total of 1, 2 and 3) .... _____ 7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... _____ 7050
6. Amount required to be segregated (total of 4 and 5) .... _____ 7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... $ _____ 7070
   B. Securities representing investments of customers' funds (at market) .... _____ 7080
   C. Securities held for particular customers or option customers in lieu of cash (at market) .... _____ 7090
8. Margins on deposit with clearing organizations of contract markets:
   A. Cash .... _____ 7100
   B. Securities representing investments of customers' funds (at market) .... _____ 7110
   C. Securities held for particular customers or option customers in lieu of cash (at market .... _____ 7120
9. Settlement due from (to) clearing organizations of contract markets .... _____ 7130
10. Exchange traded options:
   A. Add: Unrealized receivables for option contracts purchased on contract markets.......................... _____ 7132
   B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... _____ 7133
11. Net equities with other FCMs .... _____ 7140
12. Segregated funds on hand:
   A. Cash .... _____ 7150
   B. Securities representing investments of customers' funds (at market) .... _____ 7160
   C. Securities held for particular customers in lieu of cash (at market)...................................... _____ 7170
13. Total amount in segregation (total of 7 through 12) .... $ _____ 7180
14. Excess (insufficiency) funds in segregation (13 minus 6).. $ _____ 7190

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600		4601	4602 $	4603	4604	4605
4610		4611	4612	4613	4614	4615
4620		4621	4622	4623	4624	4625
4630		4631	4632	4633	4634	4635
4640		4641	4642	4643	4644	4645
4650		4651	4652	4653	4654	4655
4660		4661	4662	4663	4664	4665
4670		4671	4672	4673	4674	4675
4680		4681	4682	4683	4684	4685
4690		4691	4692	4693	4694	4695

TOTAL $ 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

| BROKER OR DEALER | Holly Securities, Inc. | For the period (MMDDYY) from | 1/01/01 | to | 12/31/01 |

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to
be withdrawn within the next six months and accruals, which have
not been deducted in the computation of net capital.

1. **Equity Capital**

   A. Partnership Capital:

1. General Partners .... ▼ $		4700
2. Limited		4710
3. Undistributed Profits..............................		4720
4. Other (describe below)............................		4730
5. Sole Proprietorship		4735

   B. Corporation Capital:

1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other).......... ▼		4760
4. Other (describe below)............................		4770

2. **Subordinated Liabilities**

A. Secured Demand Notes............................		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810

3. **Other Anticipated Withdrawals**

A. Bonuses..		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans .... ▼		4860
C. Other (describe below)		4870
Total .... $		4880

4. **Description of Other**

   _____
   _____
   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 463,122		4240
A. Net income (loss) 5,698		4250
B. Additions (Includes non-conforming capital of .... $	4262) ▼	4260
C. Deductions (Includes non-conforming capital of .... $	4272)	4270
2. Balance, end of period (From Item 1800) .... $ 468,820		4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $		4300
A. Increases		4310
B. Decreases... (	)	4320
4. Balance, end of period (From item 3520) .... $		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Holly Securities, Inc.	as of	12/31/01

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

	Valuation		Number	
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) .... Yes [X] 4930   No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period

A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)	0	4960
C. Total	2	4970

4. Actual number of tickets executed during current month of reporting period .... 106 | 4980

5. Number of corrected customer confirmations mailed after settlement date .... 0 | 4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150

10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days

	5160	$	5170		5180	$	5190

11. Bank account reconciliations-unresolved amounts over 30 calendar days

	5200	$	5210		5220	$	5230

12. Open transfers over 40 calendar days, not confirmed

	5240	$	5250		5260	$	5270

13. Transactions in reorganization accounts-over 60 calendar days

	5280	$	5290		5300	$	5310

14. Total

	5320	$	5330		5340	$	5350

15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)

No. of Items		Ledger Amount		Market Value	
0	5360	$ 0	5361	$ 0	5362

16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)

No. of Items		Ledger Amount		Market Value	
10	5363	$ 31,606	5364	$ 29,636	5365

17. Security concentrations (See instructions in Part I)

A. Proprietary positions	$ None	5370
B. Customers' accounts under Rule 15c3-3	$ None	5374

18. Total of personal capital borrowings due within six months | $ None | 5378

19. Maximum haircuts on underwriting commitments during the period | $ None | 5380

20. Planned capital expenditures for business expansion during next six months | $ None | 5382

21. Liabilities of other individuals or organizations guaranteed by respondent | $ None | 5384

22. Lease and rentals payable within one year | $ None | 5386

23. Aggregate lease and rental commitments payable for entire term of the lease

A. Gross	$ None	5388
B. Net	$ None	5390

OMIT PENNIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I   *INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURSUANT TO RULE 17a-5*

* * * * *

Holly Securities, Inc.

Name of Respondent

SEC 1478 (12-84)

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19 __2000__ 8004
or if less than 12 months

Report for the period beginning __01/01/01__ 8005 and ending __12/31/01__ 8006
MM DD YY   MM DD YY

SEC FILE NUMBER
8- 16919

---

1. NAME OF BROKER DEALER

Holly Securities, Inc.   8020   **N**   **9**   OFFICIAL USE ONLY

Firm No.   M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

			OFFICIAL USE ONLY	
NAME:	None	8053	V40	
NAME:		8054		
NAME:		8055		
NAME:		8056		

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No)   1   80

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No)   2   80

5. Respondent makes markets in the following securities:

(a) equity securities . . . .(enter applicable code: 1=Yes 2=No)   2   80

(b) municipals. . . . .(enter applicable code: 1=Yes 2=No)   2   80

(c) other debt instruments. . . . .(enter applicable code: 1=Yes 2=No)   2   80

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No)   2   807

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No)   2   807

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No)   1   808

9. Respondent's total number of public customers accounts:
(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts.   895   808

(b) Omnibus accounts   0   808

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No)   1   808

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)................................ | | 8086

(b) Self-Clearing .... | 1 | 8087

(c) Omnibus .... | 1 | 8088

(d) Introducing.. | | 8089

(e) Other .... | | 8090

      If Other please describe:

(f) Not applicable .... | | 8091

---

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American... | | 8120
(2) Boston .... | | 8121
(3) CBOE .... | | 8122
(4) Midwest. ...:... | | 8123
(5) New York .... | | 8124
(6) Philadelphia .... | | 8125
(7) Pacific Coast.. | | 8126
(8) Other .... | | 8129

---

13. Employees:

(a) Number of full-time employees .... | 2 | 8101

(b) Number of full-time registered representatives employed by respondent
    included in 13 (a) .... | 0 | 8102

---

14. Number of NASDAQ stocks respondent makes market............................ | 0 | 8103

---

15. Total number of underwriting syndicates respondent was a member .... | 0 | 8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual................. | 1,449 | 8105
    Estimate .... | | 8106

(a) equity securities transactions effected on a
    national securities exchange .... | 825 | 8107

(b) equity securities transactions effected other than on a
    national securities exchange .... | 599 | 8108

(c) commodity, bond, option, and other transactions effected
    on or off a national securities exchange..................... | 25 | 8109

17. Respondent is a member of the Securities Investor Protection Corporation

(enter applicable code: 1=Yes 2=No) | 1 | 8111

---

18. Number of branch offices operated by respondent.. | 0 | 8112

---

19. Respondent is an affiliate or subsidiary of a foreign broker-dealer
or bank

(enter applicable code: 1=Yes 2=No) | 2 | 8113

---

20. (a) Respondent is a subsidiary of a registered broker-dealer

(enter applicable code: 1=Yes 2=No) | 2 | 8114

(b) Name of parent _____ | 8116 |

---

21. Respondent is a subsidiary of a parent which is not a registered broker
or dealer

(enter applicable code: 1=Yes 2=No) | 2 | 8115

---

22. Respondent sends quarterly statements to customers pursuant to
Rule 10b-10(b) in lieu of daily or immediate confirmations:

(enter applicable code: 1=Yes 2=No) | 1 | 8117

---

23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-
Listed Securities Done by Respondent During the Reporting Period .... $ | 0 | 8118

Required in any Schedule I filed for the calendar year 1978 and succeeding years.

HOLLY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net income	$	5,698
Decrease in accounts receivable - Brokers		11,834
Increase in accounts receivable - Customers		(4,365)
Increase in accounts payable - Brokers		29,075
Net cash used by operating activities	$	42,242
Cash and cash equivalents at beginning of year		461,367
Cash and cash equivalents at end of year	$	503,609

Brian G. DeWinne
CERTIFIED PUBLIC ACCOUNTANT
1882 W. Landis Avenue
Vineland, New Jersey 08360-3429

Telephone: (856) 696-6998
Fax: (856) 696-7066

E:mail: DEWINCPA@dvnc.net

Holly Securities, Inc.
100 W. Schellenger Avenue
Wildwood, New Jersey 08260



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the statement of financial condition of Holly Securities, Inc. as of December 31, 2001 and the related statement of income, changes in ownership equity and cash flows (as contained in the Company's Focus Report, Form X-17A-5) for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

These financial statements were prepared in conformity with the accounting practice prescribed or permitted by the Securities and Exchange Commission. Accordingly, the accompanying financial statements are not intended to be presented in conformity with generally accepted accounting principles.

In my opinion, because the Company's policy is to prepare its financial statements on the basis of accounting discussed in the preceding paragraph, the financial statements referred to in the first paragraph do not present fairly, in conformity with generally accepted accounting principles, the financial position of Holly Securities, Inc. as of December 31, 2001 or the results of its operations, changes in ownership equity or its cash flows for the year then ended.

However, in my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Holly Securities, Inc. as of December 31, 2001 and the related statement of income, changes in ownership equity and cash flows for the year then ended, on the basis of accounting described above.

BRIAN G. DEWINNE
CERTIFIED PUBLIC ACCOUNTANT

Vineland, New Jersey
February 20, 2002

Member: American Institute of Certified Public Accountants and NJ Society of Certified Public Accountants

CERTIFIED PUBLIC ACCOUNTANT
1882 W. Landis Avenue
Vineland, New Jersey 08360-3429

Telephone: (856) 696-6998
Fax: (856) 696-7066

E:mail: DEWINCPA@dvnc.net

Board of Directors
Holly Securities, Inc.
100 W. Schellenger Avenue
Wildwood, New Jersey

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE
17a-5**

In planning and performing my audit of Holly Securities, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the focus report and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

Member: American Institute of Certified Public Accountants and NJ Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

BRIAN G. DeWINNE
CERTIFIED PUBLIC ACCOUNTANT
February 20, 2002

CERTIFIED PUBLIC ACCOUNTANT
1882 W. Landis Avenue
Vineland, New Jersey 08360-3429

Telephone: (856) 696-6998
Fax:　　　(856) 696-7066

E:mail: DEWINCPA@dvnc.net

February 20, 2002

Holly Securities, Inc.
ATTN: Ms. Jane Osborne
100 W. Schellenger Avenue
Wildwood, NJ 08260

Dear Ms. Osborne:

Please be advised that there are no material differences between the attached audited report and the unaudited report for the period ended December 31, 2001.

During the course of my audit, I found that you have all securities delivered directly to your customers and that you do not hold customers' securities in your possession.

My audit did not disclose any material inadequacies at the date of our audit or that may have existed since the date of your last audit.

Very truly yours,

Brian G. DeWinne
Certified Public Accountant

BGD:bd